WesternMidstream.com
August 9, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Craig Arakawa and Ms. Joanna Lam

Re:     Western Midstream Partners, LP
Western Midstream Operating, LP
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 26, 2021
File Nos. 001-35753 and 001-34046

Ladies and Gentlemen:

On August 3, 2021, Western Midstream Partners, LP (“WES”) and Western Midstream Operating, LP (“WES Operating” and, together with WES, “we”, “us”, or “our”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to our Annual Report on Form 10-K for the year ended December 31, 2020 (the “Form 10-K”).

For your convenience, our response is prefaced by the exact text of the Staff’s comment in italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP financial measures, page 72

1.    We note you present Adjusted Gross Margin as a non-GAAP measure and that you reconcile this measure to operating income at page 73. Please revise to reconcile to a fully loaded GAAP gross profit or tell us why you believe operating income is the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

9950 Woodloch Forest Drive, Suite 2800 The Woodlands, Texas 77380

U.S. Securities and Exchange Commission
August 9, 2021

Response:

We respectfully acknowledge the Staff’s comment. In response, we have included a reconciliation of the non-GAAP measure Adjusted Gross Margin to gross margin calculated in accordance with GAAP in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 (the “Form 10-Q”) filed on even date herewith. Please see page 53 of the Form 10-Q for the reconciliation, which we will include in our future filings.

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9950 Woodloch Forest Drive, Suite 2800 The Woodlands, Texas 77380

U.S. Securities and Exchange Commission
August 9, 2021

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (346) 786-5300.

Very truly yours,

/s/ Michael P. Ure

Michael P. Ure
President, Chief Executive Officer and Chief Financial Officer
Western Midstream Holdings, LLC
(General Partner of Western Midstream Partners, LP)
Western Midstream Operating GP, LLC
(General Partner of Western Midstream Operating, LP)

cc:	Kenneth F. Owen, Chairperson, Audit Committee
Joel A. Smith, KPMG LLP
Jon W. Daly, Sidley Austin LLP